UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                               SYNERGY BRANDS INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87159E-10-5
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sinclair Broadcast Group, Inc.
                              10706 Beaver Dam Road
                          Cockeysville, Maryland 21030
                                 (410) 568-1500
                               c/o David D. Smith,
                      President and Chief Executive Officer

                                 with copies to:

                           Roger J. Patterson, Esquire
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP No.     87159E-10-5                                      Page 2 of 6 Pages
          ----------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
     (entities only)

     Sinclair Broadcast Group, Inc.
     52-1494660

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See instructions)
     WC, OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland
                             7          SOLE VOTING POWER
                                        2,200,000
         NUMBER OF
          SHARES             8          SHARED VOTING POWER
       BENEFICIALLY                     0
         OWNED BY            9          SOLE DISPOSITIVE POWER
           EACH                         2,200,000
         REPORTING
          PERSON             10         SHARED DISPOSITIVE POWER
           WITH                         0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,200,000

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.5%

14   TYPE OF REPORTING PERSON (See instructions)
     CO

SCHEDULE 13D (CONTINUED)                                       Page 3 of 6 Pages


ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to 2,200,000 shares of common stock, $.001 par value per share, of Synergy Brands Inc. The principal executive offices of Synergy Brands Inc. are located at 40 Underhill Boulevard, Syosset, New York 11791-0996.


ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Sinclair Broadcast Group, Inc., a Maryland corporation. Sinclair is a publicly-held diversified broadcast company, NASDAQ symbol SBGI, that owns or programs under local marketing agreements a number of television and radio stations in markets across the United States. Sinclair's principal executive offices are located at 10706 Beaver Dam Road, Cockeysville, Maryland 21030.

         (a-c) Following are the names, addresses and principal occupations of the executive officers and directors of Sinclair.

NAME                                ADDRESS                                     PRINCIPAL OCCUPATION
----                                --------                                    ----------------------

(1)  David D. Smith                  10706 Beaver Dam Road                       President, Chief Executive Officer and
                                     Cockeysville, Maryland 21030                Chairman of the Board of Sinclair

(2)  Frederick G. Smith              10706 Beaver Dam Road                       Vice President and Director of Sinclair
                                     Cockeysville, Maryland 21030

(3)  J. Duncan Smith                 10706 Beaver Dam Road                       Vice President, Secretary and Director
                                     Cockeysville, Maryland 21030                of Sinclair

(4)  David B. Amy                    10706 Beaver Dam Road                       Executive Vice President of Sinclair
                                     Cockeysville, Maryland 21030

(5)  Barry Drake                     10706 Beaver Dam Road                       Chief Executive Officer of Sinclair
                                     Cockeysville, Maryland 21030                Television and Radio Divisions

(6)  Patrick J. Talamantes           10706 Beaver Dam Road                       Chief Financial Officer of Sinclair
                                     Cockeysville, Maryland 21030

(7)  Thomas E. Severson              10706 Beaver Dam Road                       Chief Accounting
                                     Cockeysville, Maryland 21030                Officer of Sinclair

(8)  Robert E. Smith                 10706 Beaver Dam Road                       Director of Sinclair
                                     Cockeysville, Maryland 21030

(9)  Lawrence E. McCanna             1818 Charles Center South                   Director of Sinclair and Partner, Gross,
                                     36 S. Charles Street                        Mendelsohn & Associates, P.A.
                                     Baltimore, MD  21202

(10) Basil A. Thomas                 100 Light Street, Suite 1100                Director of Sinclair and Of Counsel,
                                     Baltimore, MD  21202                        Thomas & Libowitz, P.A.

     (d) Neither Sinclair nor any of the persons identified in (1) through (10) on the above table has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

SCHEDULE 13D (CONTINUED)                                       Page 4 of 6 Pages


     (e) Neither Sinclair nor any of the persons identified in (1) through (10) on the above table has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons identified in (1) through (10) on the above table are U.S. citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 23, 1999, Sinclair entered into a Stock Purchase Agreement with Synergy Brands under which Sinclair purchased 2,200,000 shares of common stock of Synergy Brands for a purchase price of $4,400,000. The purchase price consisted of a $1,400,000 cash payment from Sinclair's working capital, a credit of at least $2,000,000 of radio advertising and promotional support from Sinclair's inventory, and a credit of at least $1,000,000 to be applied toward the payment for certain in-kind services from Sinclair, including media planning and buying, commercial production, commercial distribution, web site advertising, investment and financial planning assistance, and periodic technology and marketing consulting.


ITEM 4. PURPOSE OF TRANSACTION.

         As part of the same transaction as the stock purchase from Synergy Brands, Sinclair also acquired an equity interest and an option to acquire additional equity interests in BeautyBuys.com Inc., a wholly-owned subsidiary of Synergy Brands, in exchange for cash and an agreement to provide services. Sinclair's purchase of common stock from Synergy Brands, and common stock and options from BeautyBuys.com, is part of a strategic investment arrangement whereby Sinclair allows Synergy Brands and BeautyBuys.com to use Sinclair's television platform for branding and to raise public awareness in exchange for an equity interest in Synergy Brands and BeautyBuys.com.

         Upon the written request of Sinclair delivered at any time prior to November 23, 2004, Synergy Brands agrees to cause SYBR.COM Inc., a wholly-owned subsidiary of Synergy Brands, to exchange all or any portion of the shares of common stock of Synergy Brands that Sinclair tenders in exchange for shares of Class A common stock of BeautyBuys.com. In such an exchange, Sinclair shall receive the number of shares of BeautyBuys.com as determined by the formula X/Y x Z, where X equals the number of shares of Synergy Brands being surrendered by Sinclair for exchange, Y equals the total number of shares of capital stock of Synergy Brands outstanding immediately prior to the exchange, and Z equals the total number of BeautyBuys.com shares then owned by SYBR.COM immediately prior to the exchange.

         For so long as Sinclair holds at least ten percent of the issued and outstanding common stock of Synergy Brands, Synergy Brands shall use its best efforts to cause its board of directors to amend the bylaws to increase the size of the board to six directors and to appoint one member of the board designated by Sinclair, who shall be an officer or director of Sinclair.

         Except as described above, Sinclair does not have any current plans or proposals which relate to or would result in any of the actions set forth in
Item 4 of Schedule 13D.

SCHEDULE 13D (CONTINUED)                                       Page 5 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the Stock Purchase Agreement by and between Sinclair and Synergy Brands, as of November 23, 1999, Synergy Brands had 11,131,428 shares of common stock issued and outstanding, and upon the issuance of the 2,200,000 shares of common stock of Synergy Brands to Sinclair, Synergy Brands will have 13,331,428 shares of common stock issued and outstanding. Sinclair's direct and beneficial ownership of 2,200,000 shares of common stock of Synergy Brands represents approximately 16.5 percent of the issued and outstanding common stock of Synergy Brands.

         (b) Sinclair has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 2,200,000 shares of common stock of Synergy Brands.

         (c) Sinclair has not effected any transactions in the common stock of Synergy Brands during the sixty days preceding the date of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable. However, Sinclair intends to assign and transfer its entire interest in its 2,200,000 shares of common stock of Synergy Brands in order to capitalize its wholly-owned subsidiary, Sinclair Ventures, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed in Item 5(e) above, Sinclair intends to assign and transfer its entire interest in its 2,200,000 shares of common stock of Synergy Brands in order to capitalize its wholly-owned subsidiary, Sinclair Ventures, Inc.

         Under the Stock Purchase Agreement by and between Sinclair and Synergy Brands, dated November 23, 1999, Sinclair has the right to have its 2,200,000 shares of common stock of Synergy Brands included in any registration statement of Synergy Brands filed after November 23, 2000 relating to public offerings of securities (including but not limited to registration statements relating to secondary offerings of securities by Synergy Brands, but excluding registrations statements on Forms S-4, S-8 or any successor or similar form). In the event that any registration shall be, in whole or part, an underwritten public offering of common stock, the number of Sinclair's shares of common stock that may be included in such an underwriting may be reduced to the extent that the managing underwriter is of the opinion that such inclusion would materially adversely affect the marketing of the securities to be sold by Synergy Brands under such registration statement. Sinclair's registration rights, as summarized above and as more fully set forth in Exhibit A to the Stock Purchase Agreement by and between Sinclair and Synergy Brands, are transferable to each transferee who receives at least twenty-five percent of the 2,200,000 shares of common stock of Synergy Brands owned by Sinclair on November 23, 1999, provided that such transferee's activities, products and services are not competitive in any material respect with activities, products or services of Synergy Brands as reasonably determined by its board of directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     (1) Stock Purchase Agreement, dated as of November 23, 1999, by and between Synergy Brands Inc. and Sinclair Broadcast Group, Inc.


  [REMAINDER OF PAGE INTENTIONALLY BLANK; SIGNATURES APPEAR ON FOLLOWING PAGE]

SCHEDULE 13D (CONTINUED)                                       Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated:   December 3, 1999
         Cockeysville, Maryland                SINCLAIR BROADCAST GROUP, INC.


                                               /s/ Thomas E. Severson
                                               --------------------------------
                                               By:    Thomas E. Severson
                                               Title:  Chief Accounting Officer